SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04047835

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2003**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

Commission File Number 1-14094

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meadowbrook Insurance Group, Inc.
26600 Telegraph Road, Suite 300
Southfield, Michigan 48243

REQUIRED INFORMATION

The Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

Date: October 19, 2004

By: /s/ Robert S. Cubbin

Meadowbrook, Inc.
as Plan Sponsor
Name: Robert S. Cubbin
Title: President

MEADOWBROOK INSURANCE GROUP, INC. 401(K) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5

EXHIBIT 99.1

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2003

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2003 or fiscal plan year beginning and ending

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) ________

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☒

Part II Basic Plan Information - enter all requested information.

1a Name of plan
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.)
07/01/1984

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
MEADOWBROOK, INC.

26600 TELEGRAPH ROAD

SOUTHFIELD MI 48034

2b Employer Identification Number (EIN)
38-1798156

2c Sponsor's telephone number
248-358-1100

2d Business code (see instructions)
524210

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] ________ RICK WAGNER
Signature of plan administrator — Date — Type or print name of individual signing as plan administrator

SIGN HERE [signature] ________ RICK WAGNER
Signature of employer/plan sponsor/DFE — Date — Type or print name of individual signing as employer, plan sponsor or DFE

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:
a Sponsor's name
b EIN
c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address
b EIN
c Telephone number

6 Total number of participants at the beginning of the plan year	6	697
7 Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a Active participants	7a	674
b Retired or separated participants receiving benefits	7b	
c Other retired or separated participants entitled to future benefits	7c	120
d Subtotal. Add lines 7a, 7b, and 7c	7d	794
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	3
f Total. Add lines 7d and 7e	7f	797
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	535
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	23

8 Benefits provided under the plan (complete 8a and 8b, as applicable)
a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2G 2J 2K 3E
b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)
  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [X] **H** (Financial Information)
- **(2)** [ ] **I** (Financial Information -- Small Plan)
- **(3)** [ ] ______ **A** (Insurance Information)
- **(4)** [X] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)

SCHEDULE C
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Service Provider Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar plan year 2003 or fiscal plan year beginning and ending

A Name of plan
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
MEADOWBROOK, INC.

D Employer Identification Number
38-1798156

Part I **Service Provider Information (see instructions)**

1 Enter the total dollar amount of compensation paid by the plan to all persons, other than those listed below, who received compensation during the plan year: **1**

2 On the first item below list the contract administrator, if any, as defined in the instructions. On the other items, list service providers in descending order of the compensation they received for the services rendered during the plan year. List only the top 40. 103-12 IEs should enter N/A in (c) and (d).

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position	
		CONTRACT ADMINISTRATOR	
(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)
			12

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position	
(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)

318451 01-08-04

Official Use Only

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)

Official Use Only

Part II **Termination Information on Accountants and Enrolled Actuaries (see instructions)**

(a) Name ROBERT C. JULIN & ASSOCIATES, P.C. (b) EIN 38-2029468

(c) Position ACCOUNTANTS

(d) Address 3000 TOWN CENTER, SUITE 2090
SOUTHFIELD MI 48075

(e) Telephone No. 248-352-0802

Explanation: ACQUIRED BY GORDON ADVISORS, P.C.

(a) Name (b) EIN

(c) Position

(d) Address

(e) Telephone No.

Explanation:

(a) Name (b) EIN

(c) Position

(d) Address

(e) Telephone No.

Explanation:

318453 01-08-04

SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar plan year 2003 or fiscal plan year beginning and ending

A Name of plan or DFE
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
MEADOWBROOK, INC.

D Employer Identification Number
38-1798156

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**

(a) Name of MTIA, CCT, PSA, or 103-12IE ML RETIREMENT PRESERVATION TRUST

(b) Name of sponsor of entity listed in (a) MERRILL LYNCH BANK USA

(c) EIN-PN 22-6484001-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2296895

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

318461 01-08-04

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

Official Use Only

Part II **Information on Participating Plans (to be completed by DFEs)**

(a) Plan name ____

(b) Name of plan sponsor ____ (c) EIN-PN ____

(a) Plan name ____

(b) Name of plan sponsor ____ (c) EIN-PN ____

(a) Plan name ____

(b) Name of plan sponsor ____ (c) EIN-PN ____

(a) Plan name ____

(b) Name of plan sponsor ____ (c) EIN-PN ____

(a) Plan name ____

(b) Name of plan sponsor ____ (c) EIN-PN ____

(a) Plan name ____

(b) Name of plan sponsor ____ (c) EIN-PN ____

(a) Plan name ____

(b) Name of plan sponsor ____ (c) EIN-PN ____

(a) Plan name ____

(b) Name of plan sponsor ____ (c) EIN-PN ____

SCHEDULE H (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning and ending

A Name of plan
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
MEADOWBROOK, INC.

D Employer Identification Number
38-1798156

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	19814	33991
(2) Participant contributions	b(2)		
(3) Other	b(3)	9332	9403
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)	2116729	2297045
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	428202	524667
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	11625646	15861601
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		

Official Use Only

			(a) Beginning of Year	(b) End of Year
1d	Employer-related investments:			
	(1) Employer securities	d(1)	254970	530813
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	14454693	19257520
	Liabilities			
g	Benefit claims payable	g		
h	Operating payables	h		
i	Acquisition indebtedness	i		
j	Other liabilities	j		
k	Total liabilities (add all amounts in lines 1g through 1j)	k		
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	14454693	19257520

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

	Income		(a) Amount	(b) Total
a	**Contributions:**			
	(1) Received or receivable in cash from: (A) Employers	a(1)(A)	502100	
	(B) Participants	a(1)(B)	1979625	
	(C) Others (including rollovers)	a(1)(C)	237949	
	(2) Noncash contributions	a(2)		
	(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		2719674
b	**Earnings on investments:**			
	(1) Interest:			
	(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	47629	
	(B) U.S. Government securities	b(1)(B)		
	(C) Corporate debt instruments	b(1)(C)		
	(D) Loans (other than to participants)	b(1)(D)		
	(E) Participant loans	b(1)(E)	32143	
	(F) Other	b(1)(F)		
	(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		79772
	(2) Dividends: (A) Preferred stock	b(2)(A)		
	(B) Common stock	b(2)(B)		
	(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		
	(3) Rents	b(3)		
	(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	2655837	
	(B) Aggregate carrying amount (see instructions)	b(4)(B)	2637017	
	(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		18820

Official Use Only

			(a) Amount	(b) Total
2b	(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
	(B) Other	b(5)(B)	184195	
	(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		184195
	(6) Net investment gain (loss) from common/collective trusts	b(6)		
	(7) Net investment gain (loss) from pooled separate accounts	b(7)		
	(8) Net investment gain (loss) from master trust investment accounts	b(8)		
	(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
	(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		3226472
c	Other income	c		
d	Total income. Add all **income** amounts in column (b) and enter total	d		6228933
	Expenses			
e	Benefit payment and payments to provide benefits:			
	(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	1375192	
	(2) To insurance carriers for the provision of benefits	e(2)		
	(3) Other	e(3)		
	(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		1375192
f	Corrective distributions (see instructions)	f		
g	Certain deemed distributions of participant loans (see instructions)	g		44319
h	Interest expense	h		
i	Administrative expenses: (1) Professional fees	i(1)		
	(2) Contract administrator fees	i(2)		
	(3) Investment advisory and management fees	i(3)		
	(4) Other	i(4)	6595	
	(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		6595
j	Total expenses. Add all **expense** amounts in column (b) and enter total	j		1426106
	Net Income and Reconciliation			
k	Net income (loss) (subtract line 2j from line 2d)	k		4802827
l	Transfers of assets			
	(1) To this plan	l(1)		
	(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):
(1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? [ ] Yes [X] No

c Enter the name and EIN of the accountant (or accounting firm) ▶
GORDON ADVISORS, P.C. 38-2656556

d The opinion of an independent qualified public accountant is **not attached** because:
(1) [ ] this form is filed for a CCT, PSA or MTIA. (2) [ ] it will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

318503 01-08-04

Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transaction with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		2000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ______

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

318504 01-08-04

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

EIN: 38-1798156
PLAN NO: 001

Col a	Col b	Col c Principal Amount or Number of Shares	Col d Cost	Col e Fair Value
Registered Investment Company Stock				
	Alger Midcap Grw Instl Port	13,953	192,368	213,195
	Alg Midcap Gr Instl Port GM	4,625	63,773	70,674
	The Oakmark Eq & Inc Fd Cl II	52,313	1,048,544	1,149,320
	The Oakmark Intl Fd Cl II	44,809	673,253	803,878
	The Oakmark Intl Cl II GM	16,932	263,383	303,762
	The Oakmark Fund Cl II	1,376	47,572	51,472
	GAM Internatl Fd Cl A	934	12,337	15,547
	MFS Emerging Growth Fund Cl A	51,773	1,136,446	1,463,620
	David Series Financial Fd Cl A	2,245	61,854	82,090
	Davis Ser Inc Real Estate Fd A	2,985	73,074	90,520
	Ev Worldwide Health Services	62,975	500,196	628,488
	Alger Capital Apprctn Ptf Cl A	16,009	101,053	127,111
	State Street Aurora Fund	19,851	549,233	766,438
	State Street Aurora Fd GM	1,473	48,331	56,854
	Lord Abbett Mid Cap Value Cl P	30,126	463,325	557,932
	Lord Abbt Mid Cap Val P GM	5,471	91,590	101,323
	Allianceber Technology A	4,848	190,050	263,409
	Seligman Frontier Fund Cl A	1,913	18,913	22,798
	Seligman Frontier Cl A GM	3,402	36,427	40,549
	Oppenheimer Global Fund	7,350	289,748	378,536
	Seligman High Income Fd	9,446	31,078	33,534
	AIM Interm Govt Fd Cl A	18,096	171,565	166,666
	AIM Interm Govt Fd Cl A GM	16,788	153,846	154,619
	MFS Utilities Fund Cl A	4,195	28,074	35,990
	Mass Investor Trust	123,281	1,600,578	1,925,643
	Phoenix-Seneca Growth Fd Cl A	4,128	39,184	47,139
	Davis NY Venture Fd Cl A	14,700	319,973	404,546
	Merrill Lynch			
	ML Fundamental Growth Fund A	65,196	847,148	1,059,434
	ML Fundamental Growth Fd A GM	13,867	195,292	225,338
	ML Basic Value Fund Cl A	63,442	1,492,732	1,932,443
	ML Basic Value Fund Cl A GM	9,382	245,385	285,783
	ML Balanced Capital Fund Cl A	10,073	227,607	265,514
	ML Eurofund Cl A	420	5,036	5,965
	ML Global Allocation Fund Cl A	22,905	273,675	342,888
	ML Small Cap Value Fund Cl A	5,382	102,907	137,457
	ML Bond Fund - Intmdte Por A	83,913	994,961	1,001,922
	ML Bd Fd-Intermediate Cl A GM	17,317	206,020	206,765
	ML S&P 500 Index Fund Cl I	24,950	279,177	340,323
	ML Small Cap Index Fund Cl I	8,467	73,236	102,116
Total Registered Investment Company Stock			$13,148,944	$15,861,601

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSESTS HELD AT END OF YEAR

(CONTINUED)

DECEMBER 31, 2003

EIN: 38-1798156
PLAN NO: 001

Col a	Col b	Col c	Col d	Col e
		Principal Amount or Number of Shares	Cost	Fair Value
Common Stock				
Meadowbrook Insurance Group, Inc.		125,487	$346,618	$530,813
Receivables				
Sponsor's contribution				$33,991
Accrued interest and dividends				9,403
				$43,394
Participant Loans				
Loans with a term of five years or less. Secured by the participant's interest in the Plan. Reasonable interest rates at time of loan. Semi-monthly payments of interest and principal.				$524,667
Money Market				
ML Retirement Reserves			$2,297,045	$2,297,045

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For trust calendar year 2003 or fiscal year beginning 01/01/2003 and ending 12/31/2003

1a Name of trustee or custodian

MERRILL LYNCH TRUST COMPANY, FSB

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

1300 MERRILL LYNCH DRIVE

c City or town, state, and ZIP code

PENNINGTON NJ 08534

2a Name of trust
MEADOWBROOK, INC. 401(K) PROFIT SHARING PLAN

b Trust's employer identification number 22-3513863

3 Name of plan if different from name of trust

4 *Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)?* .... ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶ 38-1798156

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE Signature of fiduciary ▶ [signature] Date ▶ 5/10/04

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning and ending

A Name of plan
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
MEADOWBROOK, INC.

D Employer Identification Number
38-1798156

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions ..... **1** $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 22-3513863 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? ..... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver ..... ▶ Month ___ Day ___ Year ______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year ..... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year ..... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) ..... **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (See instructions) ..... ☐ Yes ☐ No

SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ File as an attachment to Form 5500 unless box 1b is checked.

Official Use Only

OMB No. 1210-0110

2003

This Form is NOT Open to Public Inspection.

For calendar plan year 2003 or fiscal plan year beginning and ending

A Name of plan
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
MEADOWBROOK, INC.

D Employer Identification Number
38-1798156

1a [X] Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b [ ] Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE Signature of plan administrator ▶ Rick Wagner

Phone number of plan administrator ▶ 248-358-1100 Date ▶ 10/14/04

318551 01-08-04

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A - - has not previously been reported.

Code B - - has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C - - has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D - - has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan - - periodic payment
A	027608515	TINA	M	BETTENCOURT	A	A	
A	028641888	MARJORIE		JEUDY	A	A	
A	083380629	LORING	B	KING	A	A	
A	105545261	LYNDA	S	HERRMANN	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			12911.56		
A			3485.04		
A			26419.88		
A			32.07		

318552 01-08-04

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A - - has not previously been reported.

Code B - - has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C - - has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D - - has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				**Use with entry code "A" or "B"**		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant (First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan - - periodic payment
A	183527406	ANDREW	E	LOCKWOOD	A	A	
A	214480778	JAMES		SWEARINGEN	A	A	
A	267047143	DEBORAH	A	MYERS	A	A	
A	362826430	CATHERINE	E	MARKATOS	A	A	

	Use with entry code "A" or "B"			**Use with entry code "C"**	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number
A			22196.44		
A			61236.47		
A			18248.43		
A			17349.02		

318552 01-08-04

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A - - has not previously been reported.

Code B - - has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C - - has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D - - has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan - - periodic payment
A	363901749	DAWN	M	SHIPE	A	A	
A	375983681	JOHN	D	PAYNE	A	A	
A	377563818	MELANIE		ELIAS	A	A	
A	378646266	ANGELA	M	BEAM	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			11038.89		
A			15907.94		
A			197292.81		
A			242.99		

318552 01-08-04

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A - - has not previously been reported.

Code B - - has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C - - has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D - - has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan - - periodic payment
A	379664113	JACQUELINE	R	DOWLING	A	A	
A	381744599	BETTY	J	DUROCHER	A	A	
A	382925006	KEVIN		DYKE	A	A	
A	423660425	CONSTANCE	G	STINNETTE	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			11789.65		
A			19896.16		
A			67836.16		
A			15817.52		

318552 01-08-04

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A - - has not previously been reported.

Code B - - has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C - - has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D - - has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan - - periodic payment
A	471929143	LORING	J	BUSCHENA	A	A	
A	475644253	JULIA	J	CAINE	A	A	
A	476402167	DENNIS	E	FILAS	A	A	
A	477549747	SUSAN	K	CAINE	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			10663.15		
A			20967.59		
A			78367.23		
A			34422.44		

318552 01-08-04

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A - - has not previously been reported.

Code B - - has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C - - has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D - - has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				**Use with entry code "A" or "B"**		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant (First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan - - periodic payment
A	477783780	DEBORAH	K	ROACH	A	A	
A	502322352	ROBERT	E	IVERSON	A	A	
A	570605890	JAMES	W	ROSE	A	A	

	Use with entry code "A" or "B"			**Use with entry code "C"**	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number
A			36898.65		
A			18396.81		
A			6107.05		

318552 01-08-04

Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning and ending

A Name of plan MEADOWBROOK, INC. 401K PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 MEADOWBROOK, INC.	**D** Employer Identification Number 38-1798156

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instructions for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instructions for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b** Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ________ .

b The number of such QSLOBs that have employees benefiting under this plan is ________ .

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

318541 01-08-04

Official Use Only

4 Enter the date the plan year began for which coverage date is being submitted. Month _____ Day _____ Year _____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	
d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ ______	d	%

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated Part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): (1) ☐ the ratio percentage test (2) ☐ average benefit test

318542 01-08-04

Form **5558** (Rev. June 2001)
Department of the Treasury
Internal Revenue Service

Application for Extension of Time To File Certain Employee Plan Returns

▶ For Paperwork Reduction Act Notice, see instructions.

OMB No. 1545-0212

File With IRS Only

File before the normal due date of the Form 5500, 5500-EZ, or 5330 (see instructions)

Name of filer, plan administrator, or plan sponsor (see instructions)
MEADOWBROOK, INC.
Number, street, and room or suite no. (If a P.O. box, see instructions.)
26600 TELEGRAPH ROAD
City or town, state, and ZIP code
SOUTHFIELD, MI 48034

Filer's Identifying Number- Check applicable box and enter number (see instructions).
[X] Employer identification number (EIN). Filers checking box 1a must enter an EIN. All other filers, see **Specific Instructions.**
▶ 38-1798156 OR
[ ] Social security number (see Specific Instructions)
▶

1 I request an extension of time until 10/15/2004 to file (check appropriate box(es)).

a [X] Form 5500 or 5500-EZ **(no more than 2 1/2 months).**

The application **is automatically approved** to the date shown on line 1 (above) if: (1) box 1a is checked, (2) the Form 5558 is signed and filed on or before the normal due date of Form 5500 or 5500-EZ for which this extension is requested, and (3) the date on line 1 is no more than 2 1/2 months after the normal due date.

You must attach a copy of this Form 5558 to each Form 5500 and 5500-EZ filed after the due date for the plans listed below.

b [ ] Form 5330 **(no more than 6 months).** Payment amount attached is $______ (see instructions)

2 Complete the following for the plan(s) covered by this application (see **How To File**):

Plan name/filer	Type of plan (check)			Plan number	Plan year ending		
	Pension	Welfare	Fringe		Month	Day	Year
MEADOWBROOK, INC. 401(K) PROFIT SHARING PLAN	X			001	12	31	03

3 State in detail why you need the extension (if line 1b is checked)

Under penalties of perjury, I declare that to the best of my knowledge and belief the statements made on this form are true, correct, and complete, and that I am authorized to prepare this application.

Signature ▶ [signature] Authorized Agent **Date** ▶ 7/28/04

Notice to Applicant

To Be Completed by the IRS if line 1b is checked ▼

[ ] This application for extension to file Form 5330 IS approved to the date shown on line 1, if line 1b is checked. **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**

To Be Completed by the IRS if Line 1b is Checked

[ ] The date entered on line 1 is more than the 6-month maximum time allowed for Form 5330. This application is approved to ______ **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**

[ ] The application for an extension for Form 5330 **is not** approved, because it was filed after the normal due date of the return. **(A 10-day grace period is not granted.)**

[ ] This application for an extension for Form 5330 **is not** approved, because
- [ ] The application was not signed.
- [ ] No reason was given on this application or the reason was not acceptable.
- [ ] No payment was attached for the tax due on Form 5330.
- [ ] Other ▶

A 10-day grace period is granted from the date shown below or the due date of the return, whichever is later.
(You must attach a copy of this form to each return you file that is granted a grace period.)

(Date) (Director) By:

Applicants for extension of Form 5330: Complete if you want this Form 5558 returned to an address other than the address shown above.

Please Print or Type

Name
ROBERT C. JULIN & ASSOCIATES, P.C.
Number, street, and room or suite no. (If a P.O. box, see instructions.)
3000 TOWN CENTER, SUITE 2090
City or town, state, and ZIP code
SOUTHFIELD, MI 48075

319101 12-09-03 LHA

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDEX

gordon advisors, p.c.
a professional services firm

1301 W. Long Lake Rd., Suite 200, Troy, Michigan 48098-6319 • (248) 952-0200 fax (248) 952-0290 • www.gordoncpa.com

INDEPENDENT AUDITORS' REPORT

To the Trustee of

THE MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN

We have audited the accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2003, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 were audited be other auditors whose report dated May 20, 2003 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

gordon advisors, p.c.

September 14, 2004
Troy, Michigan

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS

	December 31, 2003	December 31, 2002
Investments, at fair value (Notes 2 and 3)		
Registered investment company stock	$ 15,861,601	$ 11,625,646
Meadowbrook Insurance Group Inc. stock	530,813	254,970
	16,392,414	11,880,616
Receivables		
Accrued interest and dividends	9,403	9,332
Sponsor's contribution	33,991	19,814
	43,394	29,146
Participant Loans (Note 4)	524,667	428,202
Cash and cash equivalents	2,297,045	2,116,729
NET ASSETS AVAILABLE FOR BENEFITS	$ 19,257,520	$ 14,454,693

See Independent Auditors' Report and Accompanying Footnotes.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Years Ended December 31,		
		2003		2002
ADDITIONS -				
Additions to net assets attributed to:				
Investment income:				
Interest and dividends	$	198,331	$	213,665
Net appreciation (depreciation) in fair value of investments (Note 3)		3,278,785		(3,246,700)
Interest on participant loans		32,143		40,029
		3,509,259		(2,993,006)
Contributions:				
Employer		502,100		444,389
Participants		1,979,625		1,622,732
Participant rollovers		237,949		122,005
		2,719,674		2,189,126
DEDUCTIONS -				
Deductions from net assets attributed to:				
Benefits paid to participants		1,426,106		1,366,071
Net increase (decrease)		4,802,827		(2,169,951)
NET ASSETS AVAILABLE FOR BENEFITS AT:				
Beginning of year		14,454,693		16,624,644
End of year	$	19,257,520	$	14,454,693

See Independent Auditors' Report and Accompanying Footnotes.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE:

1. DESCRIPTION OF PLAN

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering the employees of Meadowbrook, Inc. (the Company). All employees with six (6) months of service and who are twenty and one half (20½) or older may enter the plan relative to their pre-tax contribution and relative to the Profit Sharing Contribution.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – 401(k) - Participants may make salary reduction contributions up to 75 percent and 15 percent of their compensation as defined by the Plan during the 2003 and 2002 plan years respectively. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2003 and 2002 the Company contributed 40 percent of the first 6 percent of compensation that a participant contributed to the Plan, subject to certain limitations.

Contributions – Profit Sharing - The Company may contribute to the Plan out of its current or accumulated net profit which is an amount determined by the Company's Board of Directors.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings, and is charged with certain administrative fees.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions, their share of Company contributions, and earnings arising from participation in the Plan.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions into any of approximately forty investment options. Participants may change their investment options on a daily basis.

Payment of Benefits - On termination of service, a participant may under certain circumstances, elect a joint or survivor annuity or choose from several other alternate methods of payment including a lump sum distribution.

NOTE:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are maintained on the accrual basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost which approximates fair value.

Payment of Benefits - Benefits are recorded when paid.

Realized Gains and Losses - Form 5500 requires that gains and losses be determined based on revalued cost, that is, based on the current value of the assets at the beginning of the year (or based on the historical cost if the investment was acquired during the year) rather than by comparing historical cost to current value, as shown in these financial statements.

3. INVESTMENTS

Certain Plan investments are held in pooled publicly-traded mutual fund accounts. At December 31, 2003 and 2002, the principal amounts or number of shares, cost, and fair values of registered investment company stock are as follows:

The Plan's investments in registered investment company stock and Company stock (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by $3,278,785 and $(3,246,700) during the years ended December 31, 2003 and 2002, respectively.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE:

3. INVESTMENTS (Continued)

Registered Investment Company	December 31, 2003 Principal Amount or Number of Shares	Cost	Fair Value
Stock:			
AIM Interm Government Fund Class A	18,096	$ 171,565	$ 166,666
AIM Interm Govt. Fund Class A - GM	16,788	153,846	154,619
Alger Capital Appreciation Ptf Class A	16,009	101,053	127,111
Alger Midcap Growth Instl Port	13,953	192,368	213,195
Alger Midcap Growth Instl Port - GM	4,625	63,773	70,674
Allianceber Technology A	4,848	190,050	263,409
Davis NY Venture Fund Class A	14,700	319,973	404,546
Davis Series Financial Fund Class A	2,245	61,854	82,090
Davis Series Income Real Estate Fund A	2,985	73,074	90,520
Ev Worldwide Health Services	62,975	500,196	628,488
GAM International Fund Class A	934	12,337	15,547
Lord Abbett Mid Cap Value Class P	30,126	463,325	557,932
Lord Abbett Mid Cap Value Class P - GM	5,471	91,590	101,323
Mass. Investor Trust	123,281	1,600,578	1,925,643
MFS - Emerging Growth Fund Class A	51,773	1,136,446	1,463,620
MFS - Utilities Fund Class A	4,195	28,074	35,990
Oppenheimer Global Fund	7,350	289,748	378,536
Phoeniz-Seneca Growth Fund Class A	4,128	39,184	47,139
Seligman Frontier Class A - GM	3,402	36,427	40,549
Seligman Frontier Fund Class A	1,913	18,913	22,798
Seligman High Income Fund	9,446	31,078	33,534
State Street Aurora Fund	19,851	549,233	766,438
State Street Aurora Fund - GM	1,473	48,331	56,854
The Oakmark Eq. & Income Fund Class II	52,313	1,048,544	1,149,320
The Oakmark International Fund Class II	44,809	673,253	803,878
The Oakmark Fund Class II	1,376	47,572	51,472
The Oakmark International Class II - GM	16,932	263,383	303,762
Merrill Lynch			
ML - Balanced Capital Fund Class A	10,073	227,607	265,514
ML - Basic Value Fund Class A	63,442	1,492,732	1,932,443
ML - Basic Value Fund Class A - GM	9,382	245,385	285,783
ML - Bond Fund - Intermediate Cl A - GM	17,317	206,020	206,765
ML - Bond Fund - Intmdte Por A	83,913	994,961	1,001,922
ML - Eurofund Class A	420	5,036	5,965
ML - Fundamental Growth Fund A	65,196	847,148	1,059,434
ML - Fundamental Growth Fund A - GM	13,867	195,292	225,338
ML - Global Allocation Fund Class A	22,905	273,675	342,888
ML - S&P 500 Index Fund Class I	24,950	279,177	340,323
ML - Small Cap Index Fund Class I	8,467	73,236	102,116
ML - Small Cap Value Fund Class A	5,382	102,907	137,457
Total Registered Investment Company Stock		$ 13,148,944	$ 15,861,601

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE:

3. INVESTMENTS (Continued)

December 31, 2002

Registered Investment Company	Principal Amount or Number of Shares	Cost	Fair Value
Stock:			
AIM - Balanced	52,403	$ 1,361,452	$ 1,090,499
AIM - Interm Govt Fund Class A	19,100	177,512	181,830
Alger Capital Appprctn Ptf Class A	19,069	240,891	111,932
Alliance Tech Fund Class A	6,356	575,857	243,739
Davis NY Venture Fund Class A	12,821	302,779	268,466
Davis Ser Inc Real Estate Fund A	1,671	37,176	38,076
Davis Series Financial Fund Class A	1,789	54,485	47,792
EV Worldwide Health Sciences	52,743	574,202	403,481
Evergreen Fund Class A	935	11,815	8,798
GAM International Fund Class A	651	13,392	8,323
ING Pilgrim Worldwide GR Class A	3,694	61,035	45,100
IVY International Fund Class A	41,414	1,265,786	677,117
IVY Intl Fd Class A GM	2,711	64,227	44,321
Lord Abett Mid Cap Value Class P	31,694	509,110	480,475
MFS Emerging Growth Fund Class A	52,104	1,999,902	1,117,637
MFS Emerging Growth Fund - GM	2,041	65,602	43,782
MFS Utilities Fund Class A	8,503	97,229	54,672
Mass. Investors Trust	126,884	2,184,741	1,633,003
Mass. Investors Trust - GM	1,920	31,900	24,714
Oppenheimer Global Fund	5,297	278,017	191,959
Phoenix-Seneca Growth Fund Class A	2,819	33,870	25,596
Seligman Capital Fund Class A	3,714	77,707	48,688
Seligman Frontier Fund Class A	696	8,517	6,059
Seligman High Income Fund	4,738	21,012	14,972
State Street Aurora Fund	15,117	450,279	390,010
Merrill Lynch			
ML - Balanced Capital Fund Class D	8,927	253,769	198,260
ML - Basic Value Fund Class D	68,875	2,260,480	1,603,411
ML - Basic Value Fund Class D - GM	1,375	40,683	32,007
ML - BD Inter Term Class D	78,654	891,475	930,473
ML - BD Inter Term Class D - GM	7,869	89,483	93,091
ML - Eurofund Class D	390	6,255	4,172
ML - Global Allocation Fund Class D	17,821	235,550	203,333
ML - Global Allocation Class D - GM	3,836	48,879	43,771
ML - Fundamental Growth Fund	67,265	1,656,285	854,267
ML - Fundamental Growth Fund - GM	3,702	70,701	47,017
ML - S&P 500 Index Fund Class A	23,058	345,584	248,105
ML - Small Cap Index	10,250	112,788	84,867
ML - Small Cap Value Fund Class D	4,539	102,017	81,831
Total Registered Investment Company Stock		$ 16,612,444	$ 11,625,646

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE:

4. LOANS TO PARTICIPANTS

Loans to participants are secured by the participant's account and shall not exceed 50 percent of the participant's account. In no event shall the amount of any loan to a participant exceed $50,000. The loans must bear a reasonable rate of interest.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 2003 and 2002, there were no reportable transactions with parties-in-interest. The Company paid all administrative fees with respect to the Plan during the years ended December 31, 2003 and 2002.

7. BENEFITS PAYABLE

At December 31, 2003 and 2002, the net assets available for plan benefits included accounts of terminated participants of $3,814,859 and $2,845,855 respectively.

8. TAX STATUS

The Plan has adopted the Merrill Lynch Special Prototype Defined Contribution Plan and Trust which has received an Internal Revenue Service letter dated June 4, 2002 informing them that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MEADOWBROOK, INC. 401 (k)

PROFIT SHARING PLAN

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003 AND 2002

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2003

Registered Investment Company	Principal Amount or Number of Shares	Cost	Fair Value
Stock:			
AIM Interm Government Fund Class A	18,096	$ 171,565	$ 166,666
AIM Interm Govt. Fund Class A - GM	16,788	153,846	154,619
Alger Capital Appreciation Ptf Class A	16,009	101,053	127,111
Alger Midcap Growth Instl Port	13,953	192,368	213,195
Alger Midcap Growth Instl Port - GM	4,625	63,773	70,674
Allianceber Technology A	4,848	190,050	263,409
Davis NY Venture Fund Class A	14,700	319,973	404,546
Davis Series Financial Fund Class A	2,245	61,854	82,090
Davis Series Income Real Estate Fund A	2,985	73,074	90,520
Ev Worldwide Health Services	62,975	500,196	628,488
GAM International Fund Class A	934	12,337	15,547
Lord Abbett Mid Cap Value Class P	30,126	463,325	557,932
Lord Abbett Mid Cap Value Class P - GM	5,471	91,590	101,323
Mass. Investor Trust	123,281	1,600,578	1,925,643
MFS - Emerging Growth Fund Class A	51,773	1,136,446	1,463,620
MFS - Utilities Fund Class A	4,195	28,074	35,990
Oppenheimer Global Fund	7,350	289,748	378,536
Phoeniz-Seneca Growth Fund Class A	4,128	39,184	47,139
Seligman Frontier Class A - GM	3,402	36,427	40,549
Seligman Frontier Fund Class A	1,913	18,913	22,798
Seligman High Income Fund	9,446	31,078	33,534
State Street Aurora Fund	19,851	549,233	766,438
State Street Aurora Fund - GM	1,473	48,331	56,854
The Oakmark Eq. & Income Fund Class II	52,313	1,048,544	1,149,320
The Oakmark International Fund Class II	44,809	673,253	803,878
The Oakmark Fund Class II	1,376	47,572	51,472
The Oakmark International Class II - GM	16,932	263,383	303,762
Merrill Lynch			
ML - Balanced Capital Fund Class A	10,073	227,607	265,514
ML - Basic Value Fund Class A	63,442	1,492,732	1,932,443
ML - Basic Value Fund Class A - GM	9,382	245,385	285,783
ML - Bond Fund - Intermediate Cl A - GM	17,317	206,020	206,765
ML - Bond Fund - Intmdte Por A	83,913	994,961	1,001,922
ML - Eurofund Class A	420	5,036	5,965
ML - Fundamental Growth Fund A	65,196	847,148	1,059,434
ML - Fundamental Growth Fund A - GM	13,867	195,292	225,338
ML - Global Allocation Fund Class A	22,905	273,675	342,888
ML - S&P 500 Index Fund Class I	24,950	279,177	340,323
ML - Small Cap Index Fund Class I	8,467	73,236	102,116
ML - Small Cap Value Fund Class A	5,382	102,907	137,457
Total Registered Investment Company Stock		$ 13,148,944	$ 15,861,601

See Independent Auditors' Report and Accompanying Footnotes.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
December 31, 2003

	Principal Amount or Number of Shares	Cost	Fair Value
Common Stock:			
Meadowbrook Insurance Group, Inc.	125,487	$ 346,618	$ 530,813
Receivables:			
Sponsor's contribution			$ 33,991
Accrued interest and dividends			9,403
			$ 43,394
Participant Loans:			
Loans with a term of five years or less. Secured by the participant's interest in the Plan. Reasonable interest rates at time of loan. Semi-monthly payments of interest and principal.			$ 524,667
Money Market:			
ML Retirement Reserves		$ 2,297,045	$ 2,297,045

See Independent Auditors' Report and Accompanying Footnotes.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
EIN 38-2645138, PN 333
Schedule H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

(a) Identity of Party Involved	(b) Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

NONE